SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 22, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com

David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS SUBSIDIARY ThaiLin ENTERS NEW LONG TERM TESTING SERVICE

AGREEMENT WITH ASAHI KASEI MICRODEVICES

Hsinchu, Taiwan, November 22, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that its subsidiary ThaiLin Semiconductor Corp. (“ThaiLin”), entered a new long-term semiconductor testing service agreement with Asahi Kasei Microdevices Corporation (“AKM”). The companies have worked together since 1999.

Under the new testing service agreement, AKM will consign to ThaiLin certain sets of mixed-signal tester equipment. ThaiLin will then utilize the consigned equipment as dedicated capacity to provide semiconductor testing services to AKM.

Hideki Kobori, President of Asahi Kasei Microdevices Corporation, commented, “ChipMOS has been a strong partner providing high quality, reliable semiconductor testing services to AKM for over 10 years. Quality control is critical to us for our reputation and is demanded by the customers we serve. ChipMOS has helped AKM excel and grow our business since our first cooperation. Since Japan was visited by the Great East Japan Earthquake on March 11, AKM has worked to further fortify its supply chain. This latest agreement is an important solution as we strive to meet our customers’ expectations by providing geographic diversification.”

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased to extend our ten-year plus business relationship with AKM. With AKM consigning equipment to ThaiLin we can provide critical testing services and a facility without making a capex investment. Importantly, the new business is expected to bring wafer level chip scale packaging (WLCSP) technology, which together with our existing LCD driver business, will further expand our penetration of the global smartphone and tablet computer market.”

About Asahi Kasei Microdevices Corporation:

AKM (www.asahi-kasei.co.jp/akm/en/) is the core operating company for all electronics devices operations of the Asahi Kasei Group. The company serves the global electronics industry with a range of essential products which meet the latest emerging performance demands. AKM is a leading provider of mixed-signal IC’s for consumer, automotive, and communication applications as well as magnetic sensors. Already established as the world’s largest manufacturer of digital audio converter IC’s, AKM also provides devices for video processing, mobile communications, and automobiles.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.